M. ALI PANJWANI

Partner

DIRECT TEL: 212-326-0820

DIRECT FAX: 212-798-6319

ali.panjwani@pryorcashman.com

March 9, 2022

Via Edgar

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ryan Rohn, Senior Staff Accountant
Stephen Krikorian, Accounting Branch Chief

Re:	Lytus Technologies Holdings PTV. Ltd.

Amendment No. 7 to Registration Statement on From F-1

Filed February 28, 2022

File No. 333-254943

Ladies and Gentlemen:

On behalf of Lytus Technologies Holdings PTV. Ltd. (the “Company”), set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in your letter dated March 8, 2022 (the “Comment Letter”) relating to Amendment No. 7 to the Registration Statement on Form F-1 (the “Form F-1”) submitted by the Company on February 28, 2022. The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter. To facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below. Capitalized terms used and otherwise not defined herein shall have the meanings assigned to such terms in the Form F-1.

Amendment No. 7 to Form F-1

Prospectus Summary, page 1

1.	In response to prior comment 3, you disclose that “[t]he delay in settlement of payments by mutual agreement of the parties has had no significant impact on the financial condition of the Company since Reachnet is an exclusive operations partner of the Company under the terms of the Management Services Agreement.” Please clarify how this statement is consistent with the discussion of the impact of the delay in settlement on your ability to continue as a going concern in your Management’s Discussion and Analysis and footnotes to the financial statements.

Response: In response to the Staff’s comment, the Company would like to clarify that it has included in its discussion in the Management Discussion and Analysis and the notes to the Financial Statements that it was impacted by the COVID-19 pandemic and the resulting deferral of the payment settlement between the parties. The Company’s cash and financial position was impacted by the deferred settlement and therefore the company included the Going Concern disclosure in its filing. The remedial steps taken by the Company during the interim period, such as securing the interim bridge loan and funding helped enhance the Company’s cash flows. Upon settlement of the payments between the parties, it is expected that the Company’s cash position will improve significantly.

Despite the impact of the delay in settlement from a financial perspective, from an operations perspective, there was no significant impact on the company as the number of subscribers remained unchanged. Reachnet continued to collect fees from the Company’s customers in the interim and was paid its 61% of collected revenue in the interim period. Accordingly, the Company represented that there was no significant operational impact on account of the deferred settlement agreement.

In order to clarify this distinction, we have amended the Going Concern disclosure on pages 3, 48, 49 and 72 to include the following language:

“From an operations perspective, there was no significant impact on the Company as the number of subscribers remained unchanged. Reachnet continued to collect fees from the Company’s customers in the interim and was paid its 61% of collected revenue in the interim period. Accordingly, the Company represented that there was no significant operational impact resulting from the deferred settlement agreement. See “Management Discussion and Analysis — Note on Going Concern” for discussion of the financial impact of the deferred settlement agreement.”

Use of Proceeds, page 34

2.	In your response to prior comment 4, you indicate that the $8.74 million of offering proceeds in combination with the third party credit line under the Agreement for Subscription of Debentures dated December 30, 2020 will be sufficient to complete all acquisitions of the customers and 51% of the licensed cable company. Please disclose the amount and sources of other funds needed for these purposes. In addition, disclose that the transaction contemplated under the Agreement for Subscription of Debentures is still subject to the regulatory approval of the local government in India. Refer to Item 3.C.1 of Form 20-F.

Response: In response to the Staff’s comment, the Company confirms that the $8.74 million of offering proceeds, in combination with the third-party credit line under the Agreement for Subscription of Debentures dated December 30, 2020, will be sufficient to complete all acquisitions of the customers and 51% of the licensed cable company. No additional funds are expected to be required to complete these transactions.

The Company has updated the “Use of Proceeds” disclosure on page 34 to state that “In order to complete the acquisition of all subscribers and 51% of the cable company, the Company may, in addition to the $8.74 million of the offering proceeds, use funds made available under the Agreement for Subscription of Debentures, which is included as exhibit 10.11 of the registration statement of which this prospectus forms a part, and which remains subject to the regulatory approval of the government in India.”

General

3.	Please file as an exhibit the agreement with the third-party reviewer that is conducting the systems audit of Reachnet and the subscribers.

Response: In response to the Staff’s comment, the Company has filed the requested agreement as an exhibit to the registration statement.

* * *

If the Staff has any questions with respect to the foregoing, please contact me at (212) 326-0820.

Very truly yours,

/s/ M. Ali Panjwani
M. Ali Panjwani

cc:	Mr. Dharmesh Pandya, Chief Executive Officer
Kathleen Krebs, Special Counsel
Jan Woo, Legal Branch Chief

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